Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated June 26, 2012

This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

Contingent Buffered Equity Note ("CBEN")

JPMorgan Capped Single Observation Knock-Out Notes Linked to the Starbucks Corporation due July 17, 2013

The notes are designed for investors who seek to participate in the appreciation of the closing price of one share of Starbucks Corporation, up to the Maximum Return of at least 20.00% at maturity, and who anticipate that the Final Stock Price will not be less than the Initial Stock Price by more than 25.00%

Trade Details/Characteristics

Reference Stock	The common stock, par value $0.001 per share, of Starbucks Corporation ("SBUX Equity")
Currency	USD
Knock-Out Buffer Amount	25.00%
Contingent Minimum Return	At least 5.55% (to be determined on the pricing date)
Stock Return	(Final Stock Price - Initial Stock Price) / Initial Stock Price
Maximum Return	At least 20.00% (to be determined on the pricing date)
Maximum Potential Loss	100.00%
Maturity	Approximately 12 months
Settlement	Cash
Knock-Out Event	A Knock-Out Event occurs if, the Final Stock Price is less than the Initial Stock Price by more than the Knock-Out Buffer Amount.
Payment at Maturity	***If a Knock-Out Event has occurred:*** $1,000 + ($1,000 x Stock Return) ***If a Knock-Out Event has not occurred:*** $1,000 + ($1,000 x greater of (i) the Contingent Minimum Return and
Initial Stock Price	Closing price of the Reference Stock on the pricing date, divided by
Final Stock Price	Closing price of the Reference Stock on the Observation Date
Observation Date	July 12, 2013

Hypothetical Payout For CBEN

If a Knock-Out Event Has Not Occurred (1)



Reference stock Performance
Knock-out buffer Amount
Total return with no Knock-out event
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
Payout on a $1000 note investment
-30%
-20%
-10%
0%
10%
20%
30%
Stock Return

If a Knock-Out Event Has Occurred (2)



Reference stock Performance
Total Return with a Knock-out Event
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
Payout on a $1000 note investment
-30%
-20%
-10%
0%
10%
20%
30%
Stock Return

(1) The Final Stock Price is greater than or equal to $39.75 (75% of the hypothetical Initial Stock Price).
(2) The Final Stock Price is less than $39.75 (75% of the hypothetical Initial Stock Price).

The graphs above collectively demonstrate the hypothetical total return on the notes at maturity for a subset of Underlying Returns detailed in the table below. Your investment may result in a loss of all of your principal at maturity.

Risk Considerations

- Your investment in the notes may result in a loss of some or all of your principal.
- Your maximum gain on the notes is limited to the maximum return.
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co. For information on recent events regarding this risk please see "Recent Developments" on page TS-1 of the term sheet applicable to this offering.
- JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests.
- The benefit of the Knock-Out Buffer Amount may terminate on the Observation Date.
- Your ability to receive the contingent minimum return may terminate on the Observation Date.
- Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.
- No ownership or dividend rights in the Reference Stock
- Risk of the closing price of the Reference Stock falling below Knock-Out Buffer Amount is greater if the Reference Stock is volatile.
- Lack of liquidity — JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.
- Anti-dilution Protection - The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events and is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations
- Many economic factors, such as reference stock volatility, time to maturity, interest rates and creditworthiness of the issuer, will impact the value of the notes prior to maturity.

Final Stock Price	Stock Return	Total Return if a Knock-Out Event Has: Not Occurred (1)	Occurred (2)
$68.90	30.00%	20.00%	N/A
$66.25	25.00%	20.00%	N/A
$63.60	20.00%	20.00%	N/A
$60.95	15.00%	15.00%	N/A
$58.30	10.00%	10.00%	N/A
$55.65	5.00%	5.55%	N/A
$54.06	2.00%	5.55%	N/A
$53.00	0.00%	5.55%	N/A
$50.35	-5.00%	5.55%	N/A
$47.70	-10.00%	5.55%	N/A
$45.05	-15.00%	5.55%	N/A
$39.75	-25.00%	5.55%	N/A
$39.74	-25.01%	N/A	-25.01%
$31.80	-40.00%	N/A	-40.00%
$0.00	-100.00%	N/A	-100.00%

The table and charts above assumes an initial Stock Price of $53. The actual Initial Stock Price will be set on the pricing date.

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement, underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC. is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Filed pursuant to Rule 433
Registration Statement No: 333-177923
Dated: June 26, 2012

J.P.Morgan

Risk Considerations
The risk considerations identified below are not exhaustive. Please see the accompanying term sheet, and product supplement for a more detailed discussion of risks, conflicts of interest and tax consequences associated with an investment in the notes.
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR
PRINCIPAL --
The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Reference Stock and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Stock Return is positive or negative. If a Knock-Out Event has occurred, for every 1% that the Final Stock Price is less than the Initial Stock Price, you will lose an amount equal to 1% of the principal amount of your notes.
Under these circumstances, you will lose more than 25.00% of your initial investment and may lose all of your initial investment at maturity.
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN - If the Final
Stock Price is greater than the Initial Stock Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return of at least 20.00% (to be determined on pricing date), regardless of the appreciation in the Reference Stock, which may be significant.
CREDIT RISK OF JPMORGAN CHASE & CO. - The notes are subject to the credit risk of JPMorgan Chase & Co. and its credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase
& Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to JPMorgan Chase & Co.'s credit risk and to changes in the market's view of its creditworthiness. If JPMorgan Chase & Co. were to default on its payment obligations, you may not receive any amounts owed to you under the notes and you could lose your initial investment.

In particular, on June 21, 2012, Moody's Investors Services downgraded our long-term senior debt rating to "A2" from "Aa3" as part of its review of 15 banks and securities firms with global capital markets operations. Moody's also maintained its "negative" outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to "A+" from "AA-" and placed us on negative rating watch for a possible further downgrade, and Standard & Poor's Ratings
Services changed its outlook on us to "negative" from "stable," indicating the possibility of a future downgrade. These actions followed our disclosure on May
10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains. These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Recent Developments" in the accompanying term sheet; our quarterly report on Form 10-Q for the quarter ended March 31, 2012 and "Risk Factors -- Risk Management -- JPMorgan Chase's
framework for managing risks may not be effective in mitigating risk and loss to the Firm" in our annual report on Form 10-K for the year ended December 31,
2011 for further discussion.

POTENTIAL CONFLICTS - JPMorgan Chase & Co. and its affiliates may play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. In performing these duties, the economic interests of JPMorgan Chase &
Co. and the calculation agent and other affiliates of JPMorgan Chase & Co. are potentially adverse to your interests as an investor in the notes. It is possible that these hedging activities or other trading activities of JPMorgan
Chase & Co. or its affiliates could result in substantial returns for JPMorgan
Chase & Co. or its affiliates while the value of the notes declines.
THE BENEFIT PROVIDED BY THE KNOCK -OUT BUFFER AMOUNT MAY TERMINATE ON THE
OBSERVATION DATE - If the Final Stock Price is less than the Initial Stock
Level by more than the Knock-Out Buffer Amount of 25.00%, the benefit provided by the Knock-Out Buffer Amount will terminate and you will be fully exposed to any depreciation in the Reference Stock. We refer to this feature as a a contingent buffer. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES
PRIOR TO MATURITY -- While any payment on the notes described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as
JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.
This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under
"Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
LACK OF LIQUIDITY -- The notes will not be listed on any securities exchange.
JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK - As a holder of the notes, you will not have any ownership interest or rights in the Reference
Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
RISK OF THE CLOSING PRICE OF THE REFERENCE STOCK FALLING BELOW THE KNOCK -OUT
BUFFER AMOUNT IS GREATER IF THE CLOSING PRICE OF THE REFEENCE STOCK IS VOLATILE
- The likelihood of the closing price of one share of the Reference Stock falling below the Knock-Out Buffer Amount will depend in large part on the volatility of the closing price of the Reference Stock - the frequency and magnitude of changes in the closing price of the Reference Stock.
HEDGING AND TRADING IN THE REFERENCE STOCK - While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or Instruments related to the Reference
Stock. We and our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.
THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE
DISCRETIONARY - The calculation agent will make adjustments to the Stock
Adjustment Factor for certain corporate events affecting the Reference Stock,
However the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. you should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES - In
addition to the closing price of the one share of the Reference Stock on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other including the actual and expected volatility in the closing price of the Reference Stock: time to maturity of the notes; the dividend rate of the Reference Stock; whether a knock-out event is expected to occur; interest and yield rates in the market generally; a variety of economic, political, regulatory, and judicial events;
and the credit worthiness of JPMorgan Chase & Co.

J.P.Morgan
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